SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 31944; 812-14415]

Altegris KKR Commitments Master Fund, et al.; Notice of Application

December 17, 2015

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940 (the
"Act") for an exemption from sections 18(c) and 18(i) of the Act and for an order pursuant to
section 17(d) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain registered closed-end
management investment companies to issue multiple classes of shares of beneficial interest
("Shares") and to impose asset-based service and/or distribution fees and contingent deferred
sales loads ("CDSCs").

Applicants: Altegris KKR Commitments Master Fund (the "Fund"), Altegris Advisors, L.L.C.
(the "Adviser") and Altegris Investments, L.L.C. (the "Distributor").

Filing Dates: The application was filed on January 12, 2015, and amended on August 26, 2015.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless
the Commission orders a hearing. Interested persons may request a hearing by writing to the
Commission's Secretary and serving applicants with a copy of the request, personally or by
mail. Hearing requests should be received by the Commission by 5:30 p.m. on January 11, 2016,
and should be accompanied by proof of service on applicants, in the form of an affidavit or, for
lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state
the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the

matter, the reason for the request, and the issues contested. Persons who wish to be notified of a

hearing may request notification by writing to the Commission's Secretary.

 Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090; Applicants, 1200 Prospect Street, Suite 400, La Jolla, CA 92037.

For Further Information Contact: Kieran G. Brown, Senior Counsel, at (202) 551-6773 or

Daniele Marchesani, Branch Chief, at (202) 551-6821 (Division of Investment Management,

Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Applicants' Representations:

     1.   The Fund is a continuously offered closed-end management investment company

registered under the Act and organized as a Delaware statutory trust. The Fund currently serves

as the master fund in a master-feeder structure with one feeder fund.[1] If the requested relief is

granted, the feeder fund will be dissolved promptly and the Fund will no longer operate within a

master-feeder structure. The Fund operates as a "fund of funds" that intends to invest in private

equity funds ("Investment Funds") and in co-investment opportunities in operating companies

that are presented by one or more Investment Funds ("Co-Investment Opportunities"). In

particular, the Fund intends to invest significantly in Investment Funds that are sponsored or

advised by Kohlberg Kravis Roberts & Co. L.P. or an affiliate (collectively, "KKR") and

Co-Investment Opportunities presented by such KKR-advised Investment Funds.

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[1]   The feeder fund is Altegris KKR Commitments Fund.

2.   The Adviser, a Delaware limited liability company, is registered as an investment adviser under the Investment Advisers Act of 1940. The Adviser serves as investment adviser to the Fund. The Distributor, a broker-dealer registered under the Securities Exchange Act of 1934 ("1934 Act"), acts as the distributor of the Fund. The Distributor is under common control with the Adviser and is an affiliated person, as defined in section 2(a)(3) of the Act, of the Adviser.

3.   The Fund continuously offers its Shares[2] to persons who are "accredited investors", as defined in Regulation D under the Securities Act of 1933, as amended (the "Securities Act"). Shares of the Fund are not listed on any securities exchange and do not trade on an over-the-counter system such as NASDAQ. Applicants do not expect that any secondary market will develop for the Shares.

4.   The Fund currently offers a single class of Shares (the "Initial Class") at net asset value per share without a sales load and without an annual asset-based service and/or distribution fee. The Fund proposes to issue multiple classes of Shares and specifically proposes to offer a new Share class (the "New Class") at net asset value that may (but would not necessarily) be subject to a front-end sales load and an annual asset-based service and/or distribution fee. The Fund intends to continue to offer Initial Class Shares, without a sales load and without a service and/or distribution fee.

5.   In order to provide a limited degree of liquidity to shareholders, the Fund may from time to time offer to repurchase Shares at their then current net asset value in accordance with rule 13e-4 under the 1934 Act pursuant to written tenders by shareholders.[3] Repurchases will be made at such times, in such amounts and on such terms as may be determined by the Fund's

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[2] "Shares" includes any other equivalent designation of a proportionate ownership interest of the Fund.

[3] Likewise, the feeder fund's repurchase offers are conducted pursuant to rule 13e-4 under the 1934 Act.

board of trustees ("Board"), in its sole discretion.[4] Repurchases will not commence for at least

two full calendar years following commencement of operations. Beginning in the third year, the

Adviser will recommend to the Board (subject to its discretion) that the Fund offer to repurchase

Shares from shareholders on a quarterly basis.

6.   Applicants request that the order also apply to any other continuously offered

registered closed-end management investment company existing now or in the future for which

the Adviser, the Distributor, or any entity controlling, controlled by, or under common control

with the Adviser or the Distributor acts as investment adviser or principal underwriter,

respectively, and which provides periodic liquidity with respect to its Shares through tender

offers conducted in compliance with rule 13e-4 under the 1934 Act.[5]

7.   Applicants represent that any asset-based service and/or distribution fees will comply

with the provisions of rule 2830(d) of the Conduct Rules of the National Association of

Securities Dealers, Inc. ("NASD Conduct Rule 2830") as if that rule applied to the Fund.[6]

Applicants also represent that the Fund will disclose in its prospectus, the fees, expenses and

other characteristics of each class of Shares offered for sale by the prospectus as is required for

open-end multiple class funds under Form N-1A. As is required for open-end funds, the Fund

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[4] Shares are subject to an Early Repurchase Fee at a rate of 2% of the net asset value of any Shares repurchased by the Fund that were held for less than one year. The Early Repurchase Fee will equally apply to all shareholders of the Fund, regardless of class, consistent with section 18 of the Act and rule 18f-3 under the Act. To the extent the Fund determines to waive, impose scheduled variations of, or eliminate the Early Repurchase Fee, it will do so consistently with the requirements of rule 22d-1 under the Act as if the Early Repurchase Fee were a CDSC and as if the Fund were an open-end investment company, and the Fund's waiver of, scheduled variation in, or elimination of, the Early Repurchase Fee will apply uniformly to all shareholders of the Fund.

[5] The Fund and any other investment company relying on the requested relief will do so in a manner consistent with the terms and conditions of the application. Applicants represent that any person presently intending to rely on the requested relief is listed as an applicant.

[6]   All references to NASD Conduct Rule 2830 include any successor or replacement rule that may be adopted by the Financial Industry Regulatory Authority ("FINRA").

will disclose its expenses in shareholder reports, and disclose any arrangements that result in breakpoints in or elimination of sales loads in its prospectus.[7] The Fund and the Distributor will also comply with any requirements that may be adopted by the Commission or FINRA regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements as if those requirements applied to the Fund and the Distributor.[8]

8.   The Fund will allocate all expenses incurred by it among the various classes of Shares based on the net assets of the Fund attributable to each class, except that the net asset value and expenses of each class will reflect distribution fees, service fees, and any other incremental expenses of that class. Expenses of the Fund allocated to a particular class of Shares will be borne on a pro rata basis by each outstanding Share of that class. Applicants state that the Fund will comply with the provisions of rule 18f-3 under the Act as if it were an open-end investment company.

9.   In the event the Fund imposes a CDSC, the applicants will comply with the provisions of rule 6c-10 under the Act, as if that rule applied to closed-end management investment companies. With respect to any waiver of, scheduled variation in, or elimination of the CDSC, the Fund will comply with rule 22d-1 under the Act as if the Fund were an open-end investment company.

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[7] See Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Release No. 26372 (Feb. 27, 2004) (adopting release) (requiring open-end investment companies to disclose fund expenses in shareholder reports); and Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Release No. 26464 (June 7, 2004) (adopting release) (requiring open-end investment companies to provide prospectus disclosure of certain sales load information).

[8] See, e.g., Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions and Certain Mutual Funds and Other Securities, and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release).

Applicants' Legal Analysis:

Multiple Classes of Shares

1.   Section 18(c) of the Act provides, in relevant part, that a closed-end investment company may not issue or sell any senior security if, immediately thereafter, the company has outstanding more than one class of senior security. Applicants state that the creation of multiple classes of Shares of the Fund may be prohibited by section 18(c).

2.   Section 18(i) of the Act provides that each share of stock issued by a registered management investment company will be a voting stock and have equal voting rights with every other outstanding voting stock. Applicants state that permitting multiple classes of Shares of the Fund may violate section 18(i) of the Act because each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

3.   Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction or any class or classes of persons, securities or transactions from any provision of the Act, or from any rule under the Act, if and to the extent such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants request an exemption under section 6(c) from sections 18(c) and 18(i) to permit the Fund to issue multiple classes of Shares.

4.   Applicants submit that the proposed allocation of expenses and voting rights among multiple classes is equitable and will not discriminate against any group or class of shareholders. Applicants submit that the proposed arrangements would permit the Fund to facilitate the distribution of its Shares and provide investors with a broader choice of shareholder options. Applicants assert that the proposed closed-end investment company multiple class structure does not raise the concerns underlying section 18 of the Act to any greater degree than open-end

investment companies' multiple class structures that are permitted by rule 18f-3 under the Act. Applicants state that the Fund will comply with the provisions of rule 18f-3 as if it were an open-end investment company.

CDSCs

Applicants believe that the requested relief meets the standards of section 6(c) of the Act. Rule 6c-10 under the Act permits open-end investment companies to impose CDSCs, subject to certain conditions. Applicants state that any CDSC imposed by the Fund will comply with rule 6c-10 under the Act as if the rule were applicable to closed-end investment companies. The Fund also will disclose CDSCs in accordance with the requirements of Form N-1A concerning CDSCs as if the Fund were an open-end investment company. Applicants further state that the Fund will apply the CDSC (and any waivers or scheduled variations of the CDSC) uniformly to all shareholders in a given class and consistently with the requirements of rule 22d-1 under the Act.

Asset-Based Service and/or Distribution Fees

1.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under section 17(d) and rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

2.   Rule 17d-3 under the Act provides an exemption from section 17(d) and rule 17d-1 to permit open-end investment companies to enter into distribution arrangements pursuant to rule 12b-1 under the Act. Applicants request an order under section 17(d) and rule 17d-1 under the Act to permit the Fund to impose asset-based service and/or distribution fees. Applicants have agreed to comply with rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies.

Applicants' Condition:

The Fund agrees that any order granting the requested relief will be subject to the following condition:

Applicants will comply with the provisions of rules 6c-10, 12b-1, 17d-3, 18f-3 and 22d-1 under the Act, as amended from time to time or replaced, as if those rules applied to closed-end management investment companies, and will comply with NASD Conduct Rule 2830, as amended from time to time, as if that rule applied to all closed-end management investment companies.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary